UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated August 5, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: August 5, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ACHIEVES BEST EVER JULY SALES RESULTS

August 5, 2016, Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles, today reported its best ever July retail sales of 44,486 vehicles, up 34% compared to July 2015. The month’s record performance has been driven by strong sales of the Land Rover Discovery Sport, the Jaguar XE and the F-PACE. Jaguar Land Rover sold 336,052 vehicles in the first seven months of 2016, up 23% on the same period in the prior year.

In July, Jaguar Land Rover has delivered a particularly solid performance in China and North America with retail sales increasing by 64% and 51% respectively compared to the previous year. Retail sales were up year-on-year across all other regions: 38% in the UK, 24% in Europe and 2% in other overseas markets.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “This has been another record month for Jaguar Land Rover with impressive sales across both of our brands. The Discovery Sport and the Jaguar XE have delivered record July sales performances and the Jaguar F-PACE is in popular demand with our customers, reflecting the global appeal of our strongest ever vehicle line up.”

Land Rover strengthened its position as a world-leading manufacturer of all-terrain SUVs, with record July sales of 31,288 vehicles, up 19% year-on-year. The best-seller for the month was the Discovery Sport, retailing an impressive 8,392 vehicles, closely followed by the Evoque with sales of 8,208 vehicles. Calendar year-to-date sales for Land Rover reached 261,194 vehicles, 15% up on the prior year.

Jaguar recorded its best July ever, delivering 13,198 vehicles, up 91% on the previous year, reflecting the strong launch of the F-PACE as well as continued solid sales of the XE. This month, Jaguar performed very strongly across all regions, notably in North America, where thanks to the brand’s expanded line up in showrooms, sales more than doubled year-on-year. In China, sales more than tripled versus July 2015. Calendar year-to-date sales for Jaguar were 74,858 up 69% year-on-year.

	July	% increase YOY	Jan -July	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	44,486	34%	336,052	23%	521,571	13%
Jaguar	13,198	91%	74,858	69%	94,449	23%
Land Rover	31,288	19%	261,194	15%	427,122	11%

ENDS.

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	In January Jaguar Land Rover was named ‘Best UK Employer 2016’ by Bloomberg;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3.75 billion in its products and facilities in Fiscal 2015 /16;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Lisa Palmer M: +44 (0) 7557 540611 E: lpalmer1@jaguarlandrover.com	Kelly Mundee M: +44 (0) 7880 182287 E: kmundee@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.